SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. _______)*

FITS MY STYLE INC.

____________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

____________________________________________________________

(Title of Class of Securities)

_______________33818A 100______________

(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
(516) 887-8200
_________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2011

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33818A 100	13D	Page 2 of 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Juemin Chu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 850,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 850,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 33818A 100	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Fits My Style Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9A Yadin Igal Street, Ra’anana, Israel 43582.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Juemin Chu (the “Reporting Person”).

(b) The Reporting Person’s address is 71-58 Austin Street, Suite 207, Forest Hills, NY 11375.

(c) The Reporting Person’s principal occupation is attorney.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer issued 850,000 shares of its common stock to the Reporting Person in consideration for $1,000 pursuant to a subscription agreement, dated August 15, 2010 between the Issuer and the Reporting Person.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of February 14, 2012, the Reporting Person is deemed the beneficial owner of 850,000 shares of the Issuer’s common stock representing 22.2% of the Issuer’s outstanding common stock based on 3,836,000 shares of common stock outstanding as of February 8, 2012.

(b) The Reporting Person has the sole power to vote or to direct the vote of 850,000 shares and to dispose of or to direct the disposition of 850,000 shares of common stock.

(c) During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

(d) No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 850,000 shares of common stock that are held by the Reporting Person.

CUSIP No. 33818A 100	13D	Page 4 of 5

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 33818A 100	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/Juemin Chu Juemin Chu